February 5, 2004

                  Highlights of Consolidated Financial Results
                            for FY2004 Third Quarter
                   (October 1, 2003 through December 31, 2003)

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                     (Billions of yen unless otherwise specified)
-------------------------------------------------------------============================================------------------------
                                       FY2003 Third Quarter      FY2004 Third Quarter                         FY2004 Forecast
                                        (Oct. 2002 through        (Oct. 2003 through    ---------------   (Apr. 2003 through Mar.
                                            Dec. 2002)                Dec. 2003)          % of change              2004)
                                                                                          from FY2003
                                                                                         Third Quarter
=================================================================================================================================
Vehicle sales                                     1,544                       1,700              10.1%                  6,650
(Thousand units)
---------------------------------------------------------------------------------------------------------------------------------
Net revenues                                    4,052.6                     4,386.0               8.2%
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                  361.2                       401.6              11.2%
[Income ratio]                                   [8.9%]                      [9.2%]
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes,                       300.1                       429.7
minority interest and equity in                                                                  43.2%
earnings of affiliated companies
[Income ratio]                                   [7.4%]                      [9.8%]
---------------------------------------------------------------------------------------------------------------------------------
Net income                                        179.3                       286.4              59.7%
[Income ratio]                                   [4.4%]                      [6.5%]
---------------------------------------------------------------------------------------------------------------------------------
Factors contributing to increases                                   Operating income increased by
and decreases in operating income                                         40.4 billion yen
                                                               (Increase)
                                                               Marketing efforts                 100.0
                                                               Cost reduction efforts             60.0

                                                               (Decrease)
                                                               Effects of changes in            - 80.0
                                                               exchange rates
                                                               Increases in labor costs         - 39.6
                                                               and other expenses, etc
---------------------------------------------------------------------------------------------------------------------------------
Exchange rates                              (Y)123/US$                    (Y)109/US$
                                            (Y)123/Euro                   (Y)130/Euro
---------------------------------------------------------------------------------------------------------------------------------
Capital investment                                205.5                        196.9                                    950.0
(excluding leased vehicles)
---------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                             178.0                        180.5                                    770.0
---------------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                            Increases in revenues, operating
                                                                 income, income before income taxes,
                                                                   minority interest and equity in
                                                                earnings of affiliated companies, and
                                                                             net income
-------------------------------------------------------------============================================------------------------

Note:Effective from FY2004, Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements for FY2003 third quarter stated herein have also been prepared in accordance with accounting principles generally accepted in the United States of America.

Cautionary Statement with Respect to Forward-Looking Statements

   This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.